Filed By Shore Bancshares, Inc.
(Commission File No. 000-22345)
Pursuant to Rule 425
under the Securities Act of 1933



                                  PRESS RELEASE

                      For Immediate Release - July 25, 2000


FOR MORE INFORMATION, CONTACT:

W. Moorhead Vermilye. - President, Talbot Bancshares, Inc.
(410) 822-1400

Daniel Cannon - President, Shore Bancshares, Inc.
(410) 758-1600

                     TALBOT BANCSHARES AND SHORE BANCSHARES
                      ANNOUNCE DEFINITIVE MERGER AGREEMENT


Easton, Maryland, July 25, 2000 - Talbot Bancshares, Inc. (OTC BB:TABS.OB), headquartered in Easton, Maryland, and Shore Bancshares, Inc. (OTC BB:SHBI.OB), headquartered in Centreville, Maryland, announced jointly today that they have signed a definitive merger agreement.

     The definitive merger agreement provides for the merger of Talbot Bancshares into Shore Bancshares. Shore Bancshares will exchange 2.85 shares of its common stock for each outstanding share of Talbot Bancshares common stock. Based upon the closing price of Shore Bancshares shares on July 18, 2000 of $14.62, the transaction has a value of approximately 3,462,459 Shore Bancshares common shares worth $50.6 million. The merger is intended to be a

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tax-free exchange for Talbot Bancshares shareholders and will be accounted for as a pooling of interests.

     The merger is subject to approval by shareholders of Talbot Bancshares and Shore Bancshares and by regulatory agencies. The Talbot Bank of Easton, Maryland and The Centreville National Bank of Maryland will be separate subsidiaries of Shore Bancshares after the merger and all branch locations will remain open. No Talbot Bank or Centreville Bank employees will be terminated as a result of the merger.

     "We are very pleased to be joining forces with Shore Bancshares, an institution with deep roots in the Eastern Shore region of Maryland," commented
W. Moorhead Vermilye, President of Talbot Bancshares. "This merger creates a premier financial institution serving the Eastern Shore community and provides excellent opportunities for continued rapid growth."

     Daniel T. Cannon, President of Shore Bancshares, noted, "The combination of Shore Bancshares and Talbot Bancshares will allow us to continue to respond to the changing business environment through our investment in technology and products and services developed to meet the needs of our customers, while remaining true to our principle of excellent customer service."

     Following the merger, Mr. Vermilye will serve as President and Chief Executive Officer and Mr. Cannon will serve as Executive Vice President and Chief Operating Officer of Shore Bancshares. Mr. Vermilye will continue to serve as the President and Chief Executive Officer of


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the Talbot Bank of Easton, Maryland, and Mr. Cannon will continue to serve as
President and Chief Executive Officer of The Centreville National Bank of Maryland.

     Shore Bancshares and Talbot Bancshares anticipate cost savings resulting from combined operations and increased revenue from offering Talbot Bancshares's broader product line in markets served by Shore Bancshares.

     The following chart compares Shore Bancshares and Talbot Bancshares at June 30, 2000.

(Dollars in thousands)           Talbot Bancshares              Shore Bancshares
----------------------           -----------------              ----------------
     Unaudited
Total Assets                          $324,601                       $201,584

Loans (net of reserves)                229,056                        131,412

Deposits                               264,400                        166,492

Equity                                  37,520                         23,479

     This news release contains, among other things, certain forward-looking statements regarding the combined company following the merger. Such forward-looking statements involve certain risks and uncertainties, including a variety of factors that may cause the combined company's actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements, such as economic conditions, competition in the geographic and business areas in which Shore Bancshares and Talbot Bancshares and each of their affiliates operate, inflation, fluctuations in interest rates, legislation, and governmental regulation.


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     Talbot Bancshares, headquartered in Easton, Maryland, is a one-bank holding company and parent company of The Talbot Bank of Easton, Maryland, a commercial bank providing general commercial banking services in Talbot and Dorchester Counties in Maryland. The bank provides a full range of financial services to individuals, business and other organizations at five branches and nine ATM's. Talbot Bancshares' Common Stock is quoted on OTC Bulletin Board under the symbol "TABS".

     Shore Bancshares, headquartered in Centreville, Maryland, is a one-bank holding company and parent company of The Centreville National Bank of Maryland, a national banking association. The Centreville National Bank of Maryland operates five full service branch offices serving Queen Anne's, Caroline and Kent Counties in Maryland. The Centreville National Bank of Maryland is engaged in both the commercial and consumer banking business. Shore Bancshares' Common Stock is quoted on the OTC Bulletin Board under the symbol "SHBI".


     Talbot and Shore will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Shore will be available free of charge from the Secretary of Shore at 109 N. Commerce Street, Centreville, Maryland 21617, telephone (410) 758-1600. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

     Shore, Shore's directors, and Talbot may be soliciting proxies from Shore and Talbot shareholders in favor of the merger. Shore's Board of Directors is composed of: J. Robert Barton, Paul M. Bowman, David C. Bryan, Daniel T. Cannon,
B. Vance Carmean, Jr., Mark M. Freestate, Thomas K. Helfenbein, Neil R. LeCompte, Susanne K. Nuttle, Jerry F. Pierson, and William Maurice Sanger. None of these persons is the beneficial owner of more than 1% of the outstanding shares of Shore common stock, except Mr. Carmean, who holds 10,000 (.5%)


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individually, and whose spouse holds an additional 10,000 (.5%) shares individually. Collectively, the directors and executive officers of Shore may be deemed to own beneficially up to 72,482 shares (3.76%) of Shore's shares of common stock. This ownership information is as of July 25, 2000.